GERDAU AMERISTEEL CORPORATION

MATERIAL CHANGE REPORT

Form 27 — Securities Act (Ontario)
Form 27 — Securities Act (British Columbia)
Form 27 — Securities Act (Alberta)
Form 25 — The Securities Act, 1988 (Saskatchewan)
Form 27 — Securities Act (Nova Scotia)
Form 26 — Securities Act (Newfoundland)

1.	Reporting Issuer

Gerdau Ameristeel Corporation Hopkins Street South Whitby, Ontario L1N 5T1

2.	Date of Material Change

June 9, 2003

3.	Press Release

Press release was issued on June 9, 2003.

4.	Summary of Material Change

On June 9, 2003 Gerdau Ameristeel Corporation (the “Gerdau Ameristeel”) announced that it intends to raise US$400 million through a private offering of Senior Secured Notes due 2011.

The Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an applicable exemption from registration requirements. The issuance will be offered to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act and outside the United States in compliance with Regulation S under the U.S. Securities Act.

5.	Full Description of Material Change

Gerdau Ameristeel announced that it intends to raise US$400 million through a private offering of Senior Notes due 2011. Contemporaneously with the offering of Senior Notes, the company also intends to enter into a senior secured credit facility providing commitments of US$350 million. Gerdau Ameristeel will use the net proceeds of the offering of Senior Notes and the initial draw-down under the senior secured credit facility to repay debt under its existing credit facilities. Once Gerdau Ameristeel completes the refinancing, it plans to reorganize its subsidiaries to more efficiently integrate its operations and bring its U.S. operations within the same U.S. group.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Tom J. Landa, Vice-President, Chief Financial Officer and Secretary at (813) 207-2300.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at New York, New York, this 9th day of June, 2003.

“Tom Landa” Tom Landa Vice-President, Chief Financial Officer and Secretary Gerdau Ameristeel Corporation

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